November 5, 2010
Mr. H. Christopher Owings
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	California Water Service Group’s
Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 1, 2010
Definitive Proxy Statement on Schedule 14A filed April 7, 2010
File No. 001-13883
Dear Mr. Owings:
This letter responds to your letter dated October 27, 2010, regarding California Water Service Group’s (the “Company” or “we”) Form 10-K for the fiscal year ended December 31, 2009 filed March 1, 2010 and Definitive Proxy Statement on Schedule 14A filed April 7, 2010 (together, the “Filings”).
For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 16
Determining Executive Compensation, page 20
1.	We note your response to comment four in our letter dated September 27, 2010. We also note the discussion of the CEO’s performance goals on page 17. In this regard, please also discuss how the CEO “implemented improvements in California regulation” and “achieved planned results in other corporate initiatives,” and describe the corporate initiatives. In addition, we do not see a discussion of the other named executive officers’ performance goals and their success in achieving them. See Item 402(b)(2)(vii) of Regulation S-K.

The Company will revise its future filings to clarify the performance goals applicable to the CEO and the other named executive officers, as requested in this Comment No. 1. With respect to the disclosure of the performance goals applicable to the CEO, for

Mr. H. Christopher Owings
November 5, 2010

example, the last paragraph on page 17 of the Company’s Definitive Proxy Statement on Schedule 14A filed April 7, 2010 would be revised substantially as follows:
In addition to the review of competitive data, the CEO provides a full self-assessment of his own performance and degree of success in meeting the goals set for him by the Committee at the beginning of the year, and this is followed by the Committee’s assessment of the Group’s performance and the CEO’s role in achieving that performance. The CEO’s goals for 2009 were to contribute to the development and implementation of ~~implement~~ improvements in the application of California regulation of water utilities to the Group and~~,~~ to achieve budgeted earnings per share of $1.96 ~~(the Group’s actual performance resulted in earnings per share of $1.95), and to achieve planned results in other corporate initiatives~~. In 2009, the CEO’s performance and contributions substantially met or exceeded these goals: with respect to improvements in California regulation of water utilities, the CEO worked to achieve the following changes or initiatives: (1) completion of the first full year of de-coupling of the Group’s revenues from its sales, (2) increased promotion of water conservation efforts by the Group’s customers and distribution of water conservation equipment, and (3) the consolidation of the rate case process from a review by the CPUC of eight districts per year for each year of the 3-year rate case period to a review of all 24 districts in California during a single year of such 3-year period. Additionally, the Group’s actual performance in 2009 resulted in earnings per share of $1.95.
The Company will provide a similar level of appropriate detail with respect to the performance goals applicable to each of the other named executive officers.
* * *
This letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

Mr. H. Christopher Owings
November 5, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you should have any questions or further comments, please do not hesitate to call Doug Smith at (415) 393-8390 or Kyle Kreiss at (415) 393-8389.
Best regards,
/s/ Calvin Breed

Controller, Assistant Secretary &
Assistant Treasurer

cc:	Martin A. Kropelnicki
Doug Smith